

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2011

<u>Via E-mail</u>
Mr. Taylor Zhang
Chief Financial Officer
China XD Plastics Company Limited
No. 9 Dalian North Road, Haping Road Centralized
Industrial Park, Harbin Development Zone
Heilongjiang Province, P.R. China

> **RE:** **China XD Plastics Company Limited**
> **Form 10-K/A for the Year Ended December 31, 2010**
> **Filed April 27, 2011**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 1-34546**

Dear Mr. Zhang:

We have reviewed your response letter dated September 27, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Item 15 – Exhibits, Financial Statement Schedules, page 51</u>

<u>Consolidated Statements of Cash Flows, page F-6 and</u>
<u>Note 16 – Earnings (Loss) Per Share, page F-41</u>

1. We note your responses to comments one and two from our letter dated September 15, 2011 and comments six and 15 from our letter dated August 3, 2011. We have reviewed your analysis and note your conclusion that the three classification errors in the statements of cash

flows and the errors to basic and diluted EPS are not material. We believe that these errors are quantitatively material in the aggregate and thus we are unable to agree with your materiality conclusion. As such, please amend your December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q to correct these errors. Please also amend any related disclosures throughout the filings. In doing so, please address the following:

- Please include the financial statement disclosures required by FASB ASC 250-10-45-23 and 250-10-50-7. In addition, please ensure that your December 31, 2010 Form 10-K/A includes disclosures quantifying the impact of the errors in your 2009 and 2010 interim financial statements;
- Label the affected financial statements for the years ended December 31, 2010 and December 31, 2009 as "Restated". Similar labels should also be included in any future interim or annual filings where restated periods are presented for the first time;
- Consult with your auditors to ensure that their audit opinion includes an explanatory paragraph making reference to the restatements;
- Consider the need to file an Item 4.02 Form 8-K as a result of the restatements. If you determine that an Item 4.02 Form 8-K is not necessary, please provide us with a comprehensive analysis explaining the reasons why;
- Consider what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting and if your prior conclusions and disclosures should be revised as a result of these considerations; and
- Ensure that you include management certifications that are currently dated and refer to the Form 10-K/A or Form 10-Q/A as applicable.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief